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10026082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelman & Co. LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Brown Deer Road
(No. and Street)

Milwaukee (City) Wisconsin (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Edelman 414-228-9314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Road, Suite 302 (Address) Milw… (City) WI (State) 53226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Edelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman & Co., LTD, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC DALE DAMM STATE OF WISCONSIN

[signature] Signature

Pres. Title

[signature] Feb. 25 2010
Notary Public expires: 11/06/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Computations of Net Capital and Aggregate Indebtedness
For the Years Ended December 31, 2009 and 2008

		2009		2008
Net Capital Computation:				
Stockholder's equity at year end	$	92,583	$	74,340
Accrued income tax liability related to assets deducted		---		1,390
Nonallowable assets:				
Accounts receivable		(15,000)		---
Prepaid expenses		(7,500)		(10,000)
Deferred tax asset		(2,400)		(5,653)
Furniture and equipment, net		(284)		(538)
Total nonallowable assets		(25,184)		(16,191)
Net capital		67,399		59,539
Minimum capital required	$	5,000	$	5,000
Excess capital	$	62,399	$	54,539
Aggregate Indebtedness	$	8,018	$	8,065
Percentage of Aggregate Indebtedness to Net Capital		12%		14%
Reconciliation of Audited Computation of Net Capital to Unaudited Part II From X-17A-5:				
Net capital, as reported in unaudted FOCUS report	$	74,027	$	62,284
Increase in Nonallowable assets		---		(6,935)
Audit adjustments:				
Increase in stockholder's equity		---		2,800
Increase (decrease) in deferred taxes		(1,310)		1,390
Reclassify accrued wages		(1,450)		---
Increase in accounts payable		(3,118)		---
Increase in income tax payable		(750)		---
Total audit adjustments		(6,628)		4,190
Net capital per above	$	67,399	$	59,539

See Independent Auditors' Report.

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Edelman & Co., Ltd. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin   Madison, Wisconsin   McFarland, Wisconsin   Sun Prairie, Wisconsin

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect the correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 12, 2010
Milwaukee, Wisconsin

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Audited Financial Statements

Years Ended December 31, 2009 and 2008

Table of Contents

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report

To the Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Edelman & Co., Ltd. as of December 31, 2009 and the related statements of operations, retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Edelman & Co., Ltd. as of December 31, 2008, were audited by other auditors whose report dated February 25, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 12, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Balance Sheets
December 31, 2009 and 2008

		2009		2008
Assets				
Current assets:				
Cash	$	75,417	$	66,214
Accounts receivable		15,000		---
Deferred income taxes		2,400		5,653
Prepaid expenses		7,500		10,000
Total current assets		100,317		81,867
Property and Equipment:				
Furniture and equipment		1,887		1,887
Less: accumulated depreciation		(1,603)		(1,349)
Total property and equipment		284		538
Total assets	$	100,601	$	82,405
Liabilities and Stockholder's Equity				
Current liabilities:				
Accounts payable	$	3,118	$	3,930
Income taxes payable		750		1,295
Accrued wages		1,450		1,450
Total current liabilities		5,318		6,675
Deferred income taxes		2,700		1,390
Stockholder's equity:				
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000		15,000
Retained earnings.		77,583		59,340
Total stockholder's equity		92,583		74,340
Total liabilities and stockholder's equity	$	100,601	$	82,405

The accompanying notes to financial statements are an integral part of these statements

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Statements of Operations and Retained Earnings
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue		
Fees	$ 95,342	$ 95,000
Operating expenses		
Officer's salary	---	275,000
Information service	12,222	11,121
Gifts	---	166
Conventions and meetings	---	45
Depreciation	254	963
Professional services	19,325	32,330
Payroll taxes	56	10,420
Publications, dues and licenses	3,174	3,203
Other employee benefits	24,476	24,832
Office expense and postage	2,716	5,456
Outside services	534	2,073
Meals and entertainment	698	550
Property taxes	---	7
Travel	3,661	5,347
Telephone	5,327	4,746
Miscellaneous	486	---
Total operating expenses	72,929	376,259
Other income (loss)		
Other income	495	---
Interest income	353	1,455
Gain/(loss) on disposal of asset	---	(169)
Total other income (loss)	848	1,286
Income (loss) from operations	23,261	(279,973)
Income tax expense (benefit)		
Current	455	(6,693)
Deferred	4,563	(118,053)
Total income tax expense (benefit)	5,018	(124,746)
Net income (loss)	18,243	(155,227)
Retained earnings - beginning of year	59,340	214,567
Retained earnings - end of year	$ 77,583	$ 59,340

The accompanying notes to financial statements
are an integral part of these statements

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2009 and 2008

	Capital Stock	Retained Earnings	Total
Balance - December 31, 2007	$ 15,000	$ 214,567	$ 229,567
Net loss	---	(155,227)	(155,227)
Balance - December 31, 2008	15,000	59,340	74,340
Net income	---	18,243	18,243
Balance - December 31, 2009	$ 15,000	$ 77,583	$ 92,583

The accompanying notes to financial statements
are an integral part of these statements

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Net income (loss)	$ 18,243	$ (155,227)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	254	963
Loss on disposal of equipment	---	169
Deferred income taxes	1,310	(118,053)
Changes in assets and liabilities:		
Accounts receivable	(15,000)	300,000
Employee advances	---	1,773
Prepaid expenses	2,500	(334)
Accounts payable	(812)	2,707
Income taxes payable	(545)	---
Deferred revenue	---	(10,000)
Accrued expenses	---	(40,705)
Accrued wages	---	---
Net cash provided (used) by operating activities	(9,040)	136,520
Net change in cash	9,203	(18,707)
Cash, beginning of year	66,214	84,921
Cash, end of year	$ 75,417	$ 66,214

The accompanying notes to financial statements
are an integral part of these statements

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2009 and 2008

1. Summary of Significant Accounting Policies

Nature of Business

Edelman & Co., Ltd. (the Company) is a Wisconsin corporation. The Company registered to be a broker/dealer pursuant to the Financial Industry Regulatory Board (FINRA), on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Cash

Cash consists of the Company's checking and savings accounts.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probably uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. The valuation allowance was zero at December 31, 2009 and 2008, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets as follows:

Office equipment	5 - 7 years

Maintenance and repairs are charged to expense as incurred. Major expenditures for property and equipment are capitalized. When equipment is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue service. The tax effect of these differences is explained in Note 8.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2006. The Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2005.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements

The Company is not obligated to report under the Securities and Exchange Commission (SEC) Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under SEC Rule 15c3-3.

3. Net Capital Requirements

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2009 and 2008, respectively. At December 31, 2009, the Company's net capital as defined by SEC Rule 15c3-1 was $62,399 in excess of the minimum net capital required. The percent of aggregate indebtedness to net capital was 12%. At December 31, 2008, the Company's net capital as defined by SEC Rule 15c3-1 was $54,539 in excess of the minimum net capital required. The percent of aggregate indebtedness to net capital was 14%.

4. Employee Benefit Plans

The Company established a simplified employee pension plan (SEP) during 2003. Contributions paid each year may not exceed the lesser of 25% of the employee earnings or $46,000 in 2009 and $46,000 in 2008. There were no accrued contributions for the years ended December 31, 2009 and 2008, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the periods ended December 31, 2009 and 2008, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. Related Party Transactions

The Company uses office space located in the residence of the Company's sole stockholder. The Company does not pay rent for the use of this space.

7. Concentrations

The Company maintains its cash balances at three affiliated financial institutions. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) at each institution up to $250,000. From time to time, the total balance at any institution may exceed $250,000.

The Company had fee income from two customers during 2009 and 2008 that accounted for 85% and 100%, respectively, of total fee income of the Company for those respective years.

8. Income Taxes

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences arise as a result of differences in the accrual and income tax basis of accounting. Temporary differences also arise from differences in depreciation expense calculated for tax and accounting purposes. At December 31, 2009, the temporary differences resulted in a short-term deferred income tax asset of $2,400 and a long-term deferred tax liability of $2,700. At December 31, 2008, the temporary differences resulted in a short-term deferred income tax asset of $5,653 and a long-term deferred tax liability of $1,390. The Company has a net operating loss carry forward, for Wisconsin tax purposes, of approximately $48,000 that will expire in 2027.

10. Subsequent Events

Management has evaluated all subsequent events through February 12, 2010 for possible inclusion as a disclosure in the financial statements.

11. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.